Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 10 DATED JUNE 24, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

HLC-LP Oakwood Senior Loan - Los Angeles, CA

On June 15, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,500,000, (the “HLC-LP Oakwood Senior Loan”). The Borrower, HLC-LP Oakwood, LLC, a Delaware limited liability company (“HLC-LP Oakwood”), used the loan proceeds to acquire approximately 14,500 square feet of land that was unentitled at 4804-4810 Oakwood Avenue, Los Angeles, CA 90004 (the “HLC-LP Oakwood Property”). HLC-LP Oakwood obtained approvals for the project and is expected to soon receive permits for the development of 31 by-right apartment units.

The original maturity of the HLC-LP Oakwood Senior Loan was June 15, 2019. On June 18, 2019, HLCP-LP Oakwood paid off the investment for the full amount of the HLCP-LP Oakwood Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, including the additional three days from the original maturity date of June 15, 2019 and the actual payoff date of June 18, 2019. The investment yielded an internal rate of return of approximately 10%. HLC-LP Oakwood repaid the HLC-LP Oakwood  Senior Loan by refinancing the HLCP-LP Oakwood Property.